UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of August 2021

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐                 No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In July 2021, Sanofi issued the press releases attached hereto as Exhibits 99.1, 99.2 and 99.3 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated July 29, 2021: Online availability of Sanofi’s half-year financial report for 2021

Exhibit 99.2	Press release dated July 29, 2021: Sanofi appoints new leaders to Executive Committee and announces future Chair of EUROAPI

Exhibit 99.3	Press release dated July 29, 2021: Dupixent® (dupilumab) significantly improved itch and hives in patients with chronic spontaneous urticaria, a step forward in demonstrating the role of type 2 inflammation in these patients

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated July 29, 2021: Online availability of Sanofi’s half-year financial report for 2021

Exhibit 99.2	Press release dated July 29, 2021: Sanofi appoints new leaders to Executive Committee and announces future Chair of EUROAPI

Exhibit 99.3	Press release dated July 29, 2021: Dupixent® (dupilumab) significantly improved itch and hives in patients with chronic spontaneous urticaria, a step forward in demonstrating the role of type 2 inflammation in these patients

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2021		SANOFI

	By	/s/ Alexandra Roger
		Name:	Alexandra Roger
		Title:	Head of Securities Law and Capital Markets

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